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                  U. S. SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D. C 20549


                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                                [Check One]
                    [] Form 10K [] Form 20-F [] Form 11K
                         [] Form 10Q [] Form N-SAR

                    For Period Ended: September 30, 1997

       [] Transition Report on Form 10K
       [] Transition Report on Form 20F
       [] Transition Report on Form 11K
       [] Transition Report on Form 10Q
       [] Transition Report on Form N-SAR
          For the Transition Period Ended:______________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


Part I--Registrant Information

                      Investors Insurance Group, Inc.
                      --------------------------------
                         (Full Name of Registrant


                            Gemco National, Inc.
                            --------------------
                        (Former Name if Applicable)


                      7200 West Camino Real, Suite 203
                      --------------------------------
                   Address of Principal Executive Office


                         Boca Raton, Florida 33433
                         -------------------------
                          City, State and Zip Code












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Part II Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. Check box if appropriate)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N_SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10Q, or portion thereof will be filed on or before the fifth calendar day following the proscribed due date; and

[X]   (c) The accountant's statement or other exhibit required by Rule 12b-
          25 (c) has been attached if applicable.






































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Part III  Narrative

State below in reasonable detail the reasons why Forms 10K, 20F, 11K, 10Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrants subsidiary (Investors Insurance Corporation) and its actuary (Tom Powell and Associates) are still in the process of reviewing the information required for completion of the September 30, 1997 Form 10QSB. The extension should be adequate for the review and necessary revisions, if any, of such information.

See also the attached letter form Tom Powell and Associates.



Part IV Other information

(1) Name and telephone of person to contact in regard to this notification:

               Samuel P. Glenn         904             260-6990
               ---------------         ---             --------
                   (Name)          (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                     [X] Yes       [] No

(3) Is it anticipated that any significant changes in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                     [] Yes       [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




Investors Insurance Group, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


         November 17, 1997                  By /s/ Melvin C. Parker
         -----------------                  -----------------------
              (Date)                        Melvin C. Parker, President





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Investors Insurance Group, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


         November 17, 1997
         -----------------                  -----------------------
              (Date)                        Melvin C. Parker, President